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________________________________________________________________________________
________________________________________________________________________________
                                                          SECURITIES ACT OF 1933
                                                              FILE NO. 333-31845

                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

             STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) X
                                                             -

                         PNC BANK, NATIONAL ASSOCIATION
              (Exact Name of Trustee as Specified in its Charter)

                                 NOT APPLICABLE
                       (Jurisdiction of incorporation or
                   organization if not a U.S. national bank)

                                   25-1146430
                      (I.R.S. Employer Identification No.)

                                 One PNC Plaza
         Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania  15222
              (Address of principal executive offices - Zip code)

         Allan K. Poust, Vice President, PNC Bank, National Association
       27th Floor, One Oliver Plaza, Pittsburgh, Pennsylvania  15222-2602
                                 (412) 762-2838
           (Name, address and telephone number of agent for service)

                                MGM GRAND, INC.
              (Exact name of obligor as specified in its charter)
                                    Delaware
         (State or other jurisdiction of incorporation or organization)
                     (OTHER GUARANTORS LISTED ON NEXT PAGE)
                                   88-0215232
                      (I.R.S. Employer Identification No.)

                        3799 Las Vegas Boulevard, South
                            Las Vegas, Nevada 89109
              (Address of principal executive offices - Zip code)

                                DEBT SECURITIES
                      (Title of the indenture securities)
______________________________________________________________________________
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                        ADDITIONAL GUARANTOR REGISTRANTS



 (Exact name of registrant as specified in its charter)     (State or other jurisdiction of        (I.R.S. Employer
                                                            incorporation or organization)       Identification Number)
MGM GRAND HOTEL, INC.                                                   Nevada                             88-0108587
MGM GRAND MOVIEWORLD, INC.                                              Nevada                             88-0260416
GRAND LAUNDRY, INC.                                                     Nevada                             88-0298834
MGM GRAND MONORAIL, INC.                                                Nevada                             88-0303364
MGM DIST., INC.                                                         Nevada                             88-0230514
DESTRON, INC.                                                           Nevada                             88-0234293
DESTRON MARKETING, INC.                                                 Nevada                             88-0330790
MGM GRAND MERCHANDISING, INC.                                           Nevada                             88-0339740
MGMG TRADING CO.                                                        Nevada                             88-0373099
MGM GRAND ATLANTIC CITY, INC.                                         New Jersey                           88-0354792
FCR BOARDWALK, INC.                                                   New Jersey                           22-3446263
DANICA, INC.                                                          New Jersey                           93-1220653
MGM GRAND DEVELOPMENT, INC.                                             Nevada                             88-0368826
MGM GRAND DETROIT, INC.                                                Delaware                            91-1829051

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

ITEM 1.  GENERAL INFORMATION.

     Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of the Currency              Washington, D.C.
               Federal Reserve Bank of Cleveland        Cleveland, Ohio
               Federal Deposit Insurance Corporation    Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

               Yes.  (See Exhibit T-1-3)


ITEM 2.  AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS.

     If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

          Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee. For purposes of this Form T-1 the term "obligor" means MGM Grand, Inc. and all of the other Guarantors listed above.

ITEM 3 THROUGH ITEM 14.

     The issuer currently is not in default under any of its outstanding securities for which PNC Bank is trustee. Accordingly, responses to Items 3 through 14 of Form T-1 are not required pursuant to Form T-1 General Instructions B.

ITEM 15.  FOREIGN TRUSTEE.

     Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under the indentures qualified or to be qualified under the Act.

          Not applicable (trustee is not a foreign trustee).


ITEM 16.  LIST OF EXHIBITS.

     List below all exhibits filed as part of this statement of eligibility.

     Exhibit T-1-1  -    Copy of Articles of Association of the trustee, as
                         presently in effect, filed as Exhibit 1 to Trustee's
                         Statement of Eligibility and Qualification,
                         Registration No. 333-43153 and incorporated herein by reference.

     Exhibit T-1-2  -    Copy of Certificate of the Authority of the Trustee to
                         Commence Business, filed as Exhibit 2 to Trustee's
                         Statement of Eligibility and Qualification,
                         Registration No. 2-58789 and incorporated herein by reference.

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

     Exhibit T-1-3  -    Copy of Certificate as to Authority of the Trustee to
                         Exercise Trust Powers, filed as Exhibit 3 to Trustee's
                         Statement of Eligibility and Qualification,
                         Registration No. 2-58789, and incorporated herein by reference.

     Exhibit T-1-4  -    The By-Laws of the trustee, filed as Exhibit 4 to
                         Trustee's Statement of Eligibility and Qualification,
                         Registration No. 333-28711 and incorporated herein by reference.

     Exhibit T-1-5  -    The consent of the trustee required by Section 321(b)
                         of the Act.

     Exhibit T-1-6  -    The copy of the Balance Sheet taken from the latest
                         Report of Condition of the trustee published in response to call made by Comptroller of the Currency under Section 5211 U.S. Revised Statutes.


                                      NOTE

  The answers to this statement, insofar as such answers relate to (a) what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or are owners of 10% or more of the voting securities of the obligor, or are affiliates or directors or executive officers of the obligor, and (b) the voting securities of the trustee owned beneficially by the obligor and each director and executive officer of the obligor, are based upon information furnished to the trustee by the obligor and also, in the case of (b) above, upon an examination of the trustee's records. While the trustee has no reason to doubt the accuracy of any such information furnished by the obligor, it cannot accept any responsibility therefor.



                     ----------------------------------------

                         Signature appears on next page


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

                                   SIGNATURE

  Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, PNC Bank, National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Pittsburgh and Commonwealth of Pennsylvania on January 21, 1998.

                                    PNC BANK, NATIONAL ASSOCIATION
                                    (Trustee)

                                       /s/ ALLAN K. POUST
                                    By ___________________________________
                                              Allan K. Poust
                                              Vice President

                                                   EXHIBIT T-1-5


                               CONSENT OF TRUSTEE


     Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, in connection with the proposed issuance by MGM Grand Inc. of its Debt Securities, and the related guarantees by the Guarantor Registrants, we hereby consent that reports of examination by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                    PNC BANK, NATIONAL ASSOCIATION
                                    (Trustee)

                                          /s/ ALLAN K. POUST
                                    By ___________________________________
                                              Allan K. Poust
                                              Vice President


Dated: January 21, 1998

                                                   EXHIBIT T-1-6



                          SCHEDULE RC - BALANCE SHEET
                                      FROM
                              REPORT OF CONDITION
               Consolidating domestic and foreign subsidiaries of
                         PNC BANK, NATIONAL ASSOCIATION
                   of PITTSBURGH in the state of PENNSYLVANIA
                          at the close of business on
                               September 30, 1997
                       filed in response to call made by
                          Comptroller of the Currency,
                under title 12, United States Code, Section 161
                               Charter Number 540
               Comptroller of the Currency Northeastern District


                                 BALANCE SHEET

                                                                Thousands
                                                                of Dollars
                                                                ----------

                                     ASSETS

Cash and balances due from depository institutions
 Noninterest-bearing balances and currency and coin........    $ 3,291,380
 Interest-Bearing Balances.................................        122,778
Securities
 Held-to-maturity securities...............................              0
 Available-for-sale securities.............................      5,669,736
Federal funds sold and securities purchased under
 agreements to resell in domestic offices of the
 bank and of its Edge and Agreement subsidiaries,
 and in IBFs:
 Federal funds sold and
 Securities purchased under agreements to resell...........        869,038
Loans and lease financing receivables:
 Loans and leases, net of unearned income       $44,571,048
 LESS:  Allowance for loan and lease losses         812,830
 LESS:  Allocated transfer risk reserve                   0
 Loans and leases, net of unearned income,
   allowance and reserve...................................     43,758,218
Trading assets.............................................        134,154
Premises and fixed assets (including capitalized leases)...        716,561
Other real estate owned....................................         50,869
Investments in unconsolidated subsidiaries and
 associated companies......................................          3,679
Customers' liability to this bank on acceptances
 outstanding...............................................         50,248
Intangible assets..........................................      1,575,419
Other assets...............................................      1,406,879
                                                               -----------

 Total Assets..............................................    $57,648,959
                                                               ===========

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                                  LIABILITIES

Deposits:
 In domestic offices................................................   $34,197,693
   Noninterest-bearing                                   $ 8,472,726
   Interest-bearing                                       25,724,967
 In foreign offices, Edge and Agreement subsidiaries,
   and IBFs.........................................................     1,544,664
   Noninterest-bearing                                   $     6,571
   Interest-bearing                                        1,538,093
Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its
 Edge and Agreement subsidiaries, and in IBFs:
   Federal funds purchased and
   Securities sold under agreements to repurchase...................     2,156,756
Demand notes issued to U.S. Treasury................................       799,995
Trading Liabilities.................................................       155,047
Other borrowed money
 With original maturity of one year or less.........................    10,085,030
 With original maturity of more than one year through three years...       882,274
 With original maturity of more than one year.......................     1,169,398
Bank's liability on acceptances executed and outstanding............        50,248
Subordinated notes and debentures...................................       645,953
Other liabilities...................................................     1,080,158
                                                                       -----------
Total liabilities...................................................    52,767,216

                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus.........                           0
Common Stock..........................................                     218,919
Surplus...............................................                   1,933,735
Undivided profits and capital reserves................                   2,760,127
Net unrealized holding gains (losses) on
 available-for-sale securities........................                     (31,038)
Cumulative foreign currency translation adjustments...                           0
Total equity capital..................................                   4,881,743
                                                                       -----------

Total liabilities and equity capital..................                 $57,648,959
                                                                       ===========

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